UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central

Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC; changing legislation or regulatory environments in the PRC; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Results of Operations and Financial Condition

Following this cover page are the preliminary unaudited consolidated financial results for the three months and year ended March 31, 2012 of the Company.

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2011 and 2012

	March 31,	March 31,
	2011	2012
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	611,387	794,311	126,131
Accounts receivable, less allowance for doubtful accounts
(March 31, 2011: RMB11,850; March 31, 2012: RMB13,916)	77,402	79,012	12,546
Inventories	6,729	6,666	1,059
Prepaid expenses and other receivables	9,982	11,561	1,836
Trading securities	-	354	56
Deferred tax assets	5,373	5,268	837
Total current assets	710,873	897,172	142,465
Property, plant and equipment, net	250,348	267,862	42,535
Non-current prepayments	5,752	2,863	455
Non-current accounts receivable, less allowance for doubtful accounts
(March 31, 2011: RMB28,106; March 31, 2012: RMB38,628)	240,952	254,236	40,371
Inventories	31,600	34,651	5,502
Intangible assets, net	134,412	129,791	20,610
Available-for-sale equity securities	52,733	98,199	15,593
Other investments	134,363	134,363	21,336
Deferred tax assets	2,565	5,013	796
Total assets	1,563,598	1,824,150	289,663

LIABILITIES
Current liabilities
Bank loan	45,000	45,000	7,146
Accounts payable	5,046	6,343	1,007
Accrued expenses and other payables	106,731	33,351	5,296
Deferred revenue	82,319	106,110	16,850
Amounts due to related party	360	360	57
Income tax payable	11,156	5,943	944
Total current liabilities	250,612	197,107	31,300
Deferred revenue	162,668	306,534	48,676
Other non-current liabilities	30,036	60,420	9,594
Deferred tax liabilities	26,890	24,462	3,884
Total liabilities	470,206	588,523	93,454

EQUITY
Shareholders’ equity
Ordinary shares - US$0.0001 par value, 250,000,000 shares authorized, 75,406,875 shares and 73,140,147 shares issued and outstanding as of March 31, 2011, and 2012, respectively	52	50	8
Additional paid-in capital	910,316	865,654	137,460
Accumulated other comprehensive (loss)/ income	(18,580)	26,057	4,138
Retained earnings	178,993	310,973	49,380
Total shareholders’ equity	1,070,781	1,202,734	190,986
Non-controlling interests	22,611	32,893	5,223
Total equity	1,093,392	1,235,627	196,209
Total liabilities and equity	1,563,598	1,824,150	289,663

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three Months and Year ended March 31, 2011 and 2012

	Three months ended March 31,			Year ended March 31,
	2011	2012		2011	2012
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share)
Revenues	94,671	99,778	15,844	339,532	380,490	60,419
Direct costs	(20,001)	(23,330)	(3,705)	(77,376)	(86,658)	(13,761)
Gross profit	74,670	76,448	12,139	262,156	293,832	46,658
Operating expenses
Research and development	(1,717)	(1,953)	(310)	(6,960)	(7,615)	(1,209)
Sales and marketing	(13,273)	(16,567)	(2,631)	(47,583)	(61,678)	(9,794)
General and administrative	(23,251)	(23,086)	(3,666)	(83,794)	(89,696)	(14,243)
Total operating expenses	(38,241)	(41,606)	(6,607)	(138,337)	(158,989)	(25,246)
Operating income	36,429	34,842	5,532	123,819	134,843	21,412
Other income, net
Interest income	2,694	3,411	542	9,065	13,432	2,133
Interest expense	(657)	(896)	(142)	(2,606)	(3,287)	(522)
Exchange (loss)/ gain	(61)	33	5	486	(1,343)	(213)
Dividend income	-	-	-	-	7,217	1,146
Others	269	823	131	1,378	737	117
Total other income, net	2,245	3,371	536	8,323	16,756	2,661
Income before income tax	38,674	38,213	6,068	132,142	151,599	24,073
Income tax expense	(10,867)	(6,597)	(1,048)	(33,929)	(9,634)	(1,530)
Net income	27,807	31,616	5,020	98,213	141,965	22,543
Income attributable to non-controlling interests	(1,548)	(2,377)	(377)	(6,510)	(9,985)	(1,586)
Net income attributable to shareholders	26,259	29,239	4,643	91,703	131,980	20,957

Net income per share:
Attributable to ordinary shares
-Basic	0.35	0.40	0.06	1.31	1.79	0.28
-Diluted	0.35	0.40	0.06	1.31	1.79	0.28

Other Events

On June 11, 2012, the Company issued a press release announcing preliminary unaudited consolidated financial results for the three months and year ended March 31, 2012. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated June 11, 2012

101	The following financial statements as of and for the three months period and year ended March 31, 2012, from China Cord Blood Corporation’s Report of Foreign Private Issuer on Form 6-K for the month of June 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) the unaudited condensed consolidated balance sheets; and (ii) the unaudited condensed consolidated statements of operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: June 11, 2012